UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 1, 2020

RAYONIER INC.

North Carolina (Rayonier Inc.)	1-6780 (Rayonier Inc.)	13-2607329 (Rayonier Inc.)
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Rayonier Way

Wildlight, Florida 32097

Address

(Principal Executive Office)

Telephone Number: (904) 357-9100

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Exchange
Common Stock, $0.00 par value	RYN	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On April 1, 2020, Rayonier, Inc., a North Carolina corporation (“Rayonier”), entered into Amendment No. 1 (“Amendment No. 1”) to the Agreement and Plan of Merger, dated as of January 14, 2020 (as amended by Amendment No. 1, the “Merger Agreement”), with Rayonier, L.P., a Delaware limited partnership (“Opco”), Rayonier Operating Company LLC, a Delaware limited liability company (“ROC”), Rayonier Operating Holdings, LLC, a Delaware limited liability company, Pacific GP Merger Sub I, LLC, a Delaware limited liability company, Pacific GP Merger Sub II, LLC, a Delaware limited liability company, Pacific LP Merger Sub III, LLC, a Delaware limited liability company (“Merger Sub 3”), Pope Resources, A Delaware limited partnership (“Pope”), Pope EGP, Inc., a Delaware corporation, and Pope MGP, Inc., a Delaware corporation.

As described in the Current Report on Form 8-K filed by Rayonier with the U.S. Securities and Exchange Commission (the “SEC”) on January 15, 2020, pursuant to the Merger Agreement, each unit representing limited partnership interests of Pope (the “Pope Units”) outstanding immediately prior to the effective time of the merger of Merger Sub 3 and Pope (the “Merger”), will be converted into, at the option of its holder and subject to the proration described in the Merger Agreement:

•	3.929 shares of Rayonier common stock (“Rayonier Shares”) (the “Stock Election Consideration”);

•	3.929 units representing limited partnership interests of Opco (“Opco Units”) (the “Opco Election Consideration”); or

•	$125.00 in cash (the “Cash Election Consideration”)

Each of the Stock Election Consideration, Opco Election Consideration and the Cash Election Consideration are subject to proration to ensure that the aggregate amount of Rayonier Shares and Opco Units, on the one hand, and cash, on the other hand, that will be issued in the merger will equal the amounts issued as if every Pope unit converted into merger consideration received 2.751 Rayonier Shares or Opco Units and $37.50 in cash.

Amendment No. 1 provides that Pope unitholders that elect the Cash Election Consideration may designate whether, in the event that the Cash Election Consideration is oversubscribed, each Pope unit for which they have made a cash election is prorated into (a) Rayonier Shares and cash or (b) Opco Units and cash (a “Proration Election”). Pope unitholders may make a different Proration Election for each Pope unit for which they make a cash election. Amendment No. 1 also reflects that Opco would be Rayonier’s operating company after the Merger and successor-in-interest to ROC.

The foregoing description of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 1, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Amendment No. 1, dated as of April 1, 2020, to the Agreement and Plan of Merger, by and among Rayonier Inc., Rayonier, L.P., Rayonier Operating Company LLC, Rayonier Operating Holdings, LLC, Pacific GP Merger Sub I, LLC, Pacific GP Merger Sub II, LLC, Pacific LP Merger Sub III, LLC, Pope Resources, a Delaware limited partnership, Pope MGP, Inc. and Pope EGP, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Rayonier and Pope operate and beliefs of and assumptions made by Rayonier’s management and Pope’s management, involve uncertainties that could significantly affect the financial or operating results of Rayonier, Pope or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the proposed transaction involving Rayonier and Pope, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to (i) benefits of the proposed transaction to stockholders, employees and other constituents of the combined company, (ii) synergies and other cost savings as a result of completion of the proposed transaction, (iii) the expected timetable for completing the proposed transaction or integration of the two companies, (iv) general conditions in the geographic areas where Rayonier or Pope operate, (v) creating value for stockholders, (vi) changes in timber prices, (vii) changes in sales or contribution volume of developed properties and (viii) the availability of capital are each forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The following important factors, among others, could cause actual results or events to differ materially from those expressed in forward-looking statements that may have been made in this document: risks associated with achieving expected synergies and other costs savings; risks associated with the ability to complete the proposed transaction and the timing of the closing of the proposed transaction; the ability to successfully integration our operations and employees following the closing of the proposed transaction; the cyclical and competitive nature of the industries in which we operate; fluctuations in demand for, or supply of, our forest products and real estate offerings; entry of new competitors into our markets; changes in global economic conditions and world events; fluctuations in demand for our products in Asia, and especially China; the uncertainties of potential impacts of climate-related initiatives; the cost and availability of third party logging and trucking services; the geographic concentration of a significant portion of our timberland; our ability to identify, finance and complete timberland acquisitions; changes in environmental laws and regulations regarding timber harvesting, delineation of wetlands, and endangered species, that may restrict or adversely impact our ability to conduct our business, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires, which can adversely affect our timberlands and the production, distribution and availability of our products; interest rate and currency movements; our capacity to incur additional debt; changes in tariffs, taxes or treaties relating to the import and export of our products or those of our competitors; changes in key management and personnel; our ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust and changes in tax laws that could adversely affect beneficial tax treatment; the cyclical nature of the real estate business generally; a delayed or weak recovery in the housing market; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, especially in Florida, which also may be affected by changes in law, policy and political factors beyond our control; unexpected delays in the entry into or closing of real estate transactions; changes in environmental laws and regulations that may restrict or adversely impact our ability to sell or develop properties; the timing of construction and availability of public infrastructure; and the availability of financing for real estate development and mortgage loans; the effect of the COVID-19 pandemic and related economic consequences, including the potential effects of such events on the market for timber products and general economic and political conditions (including debt and equity capital markets); the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Rayonier or Pope; the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction; those additional risks and factors discussed in reports filed with the SEC by Rayonier and Pope from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, Rayonier disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Rayonier and its indirect wholly owned subsidiary, Rayonier, L.P., has filed with the SEC a registration statement on Form S-4 to register the shares of Rayonier common stock and units representing partnership interests in Rayonier, L.P. to be issued in connection with the Merger. The registration statement included a preliminary proxy statement/prospectus that is subject to completion and change. After the registration statement is declared effective, a definitive proxy statement/prospectus will be filed. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RAYONIER, POPE AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Rayonier at its website, www.rayonier.com, or from Pope at its website, www.poperesources.com. Documents filed with the SEC by Rayonier will be available free of charge by accessing Rayonier’s website at www.rayonier.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Rayonier at 1 Rayonier Way, Wildlight, FL 32097, and documents filed with the SEC by Pope will be available free of charge by accessing Pope’s website at www.poperesources.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Pope at 19950 Seventh Avenue NE, Suite 200, Poulsbo, WA 98370.

PARTICIPANTS IN THE SOLICITATION

Rayonier and Pope and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pope in respect of the proposed transaction under the rules of the SEC. Information about Pope’s directors and executive officers is available in Pope’s Annual Report on Form 10-K and certain of its Current Reports on Form 8-K. Information about Rayonier’s directors and executive officers is available in Rayonier’s proxy statement dated April 1, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Rayonier or Pope using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYONIER INC.

By:	/s/ Mark R. Bridwell
Name:	Mark R. Bridwell
Title:	Vice President, General Counsel and
Corporate Secretary

Dated: April 1, 2020

Exhibit 2.1

AMENDMENT NO. 1

TO THE

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1, dated as of April 1, 2020 (this “Amendment No. 1”), to the Agreement and Plan of Merger, dated as of January 14, 2020 (the “Merger Agreement”), is by and among Rayonier Inc., a North Carolina corporation (“Parent”), Rayonier Operating Company LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Parent Opco”), Rayonier, L.P., a Delaware limited partnership whose general partner is Parent and whose limited partner is New Parent Opco Holdings (“New Parent Opco”), Rayonier Operating Company Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“New Parent Opco Holdings”), Pacific GP Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub 1”), Pacific GP Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2”), Pacific LP Merger Sub III, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent Opco (“Merger Sub 3”), Pope Resources, a Delaware limited partnership (the “Partnership”), Pope MGP, Inc., a Delaware corporation and the managing limited partner of the Partnership (“MGP”), and Pope EGP, Inc., a Delaware corporation and the equity general partner of the Partnership (“EGP”). This Amendment No. 1 shall be effective as of the date set forth above.

WITNESSETH:

WHEREAS, Section 10.2 of the Merger Agreement provides that the Merger Agreement may be amended or supplemented by written agreement of the Parties; and

WHEREAS, the Parties desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1    Definitions. Unless otherwise specifically defined herein, each term used herein shall have the meaning assigned to such term in the Merger Agreement.

ARTICLE II.

AMENDMENTS TO MERGER AGREEMENT

Section 2.1    Addition of New Parent Opco as a Party.

(a)    The Preamble of the Merger Agreement is hereby amended to add immediately after the phrase “Rayonier Operating Company LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Parent Opco”),” the following:

“Rayonier, L.P., a Delaware limited partnership whose general partner is Parent and whose limited partner is New Parent Opco Holdings (“New Parent Opco”), Rayonier Operating Company Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“New Parent Opco Holdings”),”

Accordingly, as a result of this Amendment No. 1, New Parent Opco and New Parent Opco Holdings will each become a party to the Merger Agreement.

(b)     The recitals to the Merger Agreement are hereby amended to include the following new recital immediately after the eighth recital:

“WHEREAS, Parent as the sole general partner of New Parent Opco and sole member and manager of New Parent Opco Holdings has (a) determined that the execution, delivery and performance of this Agreement (as amended by Amendment No. 1) by New Parent Opco and New Parent Opco Holdings and the consummation by New Parent Opco and New Parent Opco Holdings of the Transactions are advisable to and in the best interests of New Parent Opco and New Parent Opco Holdings and their respective equity holders, and (b) authorized and approved the execution, delivery and performance by New Parent Opco and New Parent Opco Holdings of this Agreement (as amended by Amendment No. 1) and the consummation by New Parent Opco and New Parent Opco Holdings of the Transactions;”

(c)    The definitions of “Parent Entities” and “Party” in the Merger Agreement are hereby amended to include New Parent Opco and New Parent Opco Holdings.

(d)    The following new definition for “Amendment No. 1” shall be added to Section 1.1 of the Merger Agreement following the definition for “Affiliated Partnership Unitholders”:

““Amendment No. 1” means Amendment No. 1, dated as of April 1, 2020, to this Agreement by and among Parent, Parent Opco, New Parent Opco, New Parent Opco Holdings, Merger Sub 1, Merger Sub 2, Merger Sub 3, the Partnership, MGP and EGP.”

Section 2.2    New Parent Opco Units as Consideration Instead of Parent Opco Units.

(a)    The following new definition shall be added to Section 1.1 of the Merger Agreement:

““New Parent Opco Unit” means the units representing partnership interests in New Parent Opco having the rights and obligations specified in (a) prior to the LP Merger Effective Time, the limited partnership agreement, dated as of March 12,

2020, of New Parent Opco and (b) from and after the LP Merger Effective Time, the Amended New Parent Opco Limited Partnership Agreement, as further amended or restated in accordance with its terms.”

(b)    The definition of “Parent Opco Unit” in Section 1.1 of the Merger Agreement shall be amended and restated as follows:

“Parent Opco Unit” means the units representing membership interests in Parent Opco having the rights and obligations specified in the Limited Liability Company Agreement, dated as of June 3, 2010, of Parent Opco.”

(c)    Each reference to “Parent Opco Unit” in the Merger Agreement (other than the definition of “Parent Opco Unit” in Section 1.1 of the Merger Agreement and, for the avoidance of doubt, Section 2.3 of the Merger Agreement, as amended pursuant to this Amendment No. 1) shall be replaced with a reference to “New Parent Opco Unit.”

Section 2.3    Change to Structure Steps.

(a)    The following shall be added as a new Section 2.3 of the Merger Agreement:

“2.3 Transactions Prior to the Merger. Prior to the LP Merger Effective Time, Parent shall contribute 100% of the Parent Opco Units to New Parent Opco in exchange for a number of New Parent Opco Units equal to (a) the number of Parent Opco Units outstanding immediately prior to such contribution less (b) the number of New Parent Opco Units held by New Parent Opco Holdings immediately prior to such contribution. As a result of such contribution, Parent shall have contributed all or substantially all of its assets to New Parent Opco.”

(b)    Section 2.1(e)(iii) of the Merger Agreement shall be amended to (i) add “(or, immediately following the Post-Closing Mergers, New Parent Opco)” immediately after each reference to “the Surviving MGP Entity” and “the Surviving EGP Entity” and (ii) replace clause (w) in its entirety as follows:

“(w) Parent Opco shall be the sole limited partner of the Partnership and, together with New Parent Opco immediately following the Post-Closing Mergers, will hold, directly or indirectly, all partnership interests in the Partnership,”

(c)    Section 2.1(e)(iv) of the Merger Agreement shall be amended and restated in its entirety as follows:

“New Parent Opco Limited Partnership Agreement. The limited partnership agreement of New Parent Opco shall be amended and restated in substantially the form attached hereto as Exhibit B (the “Amended New Parent Opco Limited Partnership Agreement”) no later than the LP Merger Effective Time, effective as of the LP Merger Effective Time.”

(d)    The form of limited partnership agreement attached as Exhibit B to the Merger Agreement shall be amended as follows:

(i)    Each reference to “Rayonier Operating Partnership LP” in such form of limited partnership agreement shall be amended to refer to “Rayonier, L.P.”

(ii)    The Recitals in such form of limited partnership agreement shall be amended and restated in its entirety as follows:

“WHEREAS, the General Partner and Rayonier Operating Company Holdings LLC, a wholly owned subsidiary of the General Partner (the “Initial Limited Partner”), entered into a Limited Partnership Agreement of Rayonier, L.P., dated as of March 12, 2020 (the “Existing Agreement”);

WHEREAS, the General Partner, the Partnership, Pacific LP Merger Sub III, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Partnership (“Merger Sub 3”), Pope Resources, a Delaware limited partnership (“Pope Resources”), and certain of their respective Affiliates are parties to an Agreement and Plan of Merger, dated as of January 14, 2020, as amended by Amendment No. 1, dated as of April 1, 2020 (as it may be amended or supplemented, the “Merger Agreement”);

WHEREAS, the Merger Agreement contemplates that (i) Merger Sub 3 would merge with and into Pope Resources, with Pope Resources surviving the merger (the “Merger”); and (ii) in the Merger, the Partnership will issue units representing limited partnership interests (the “Opco Units”) to certain unitholders of Pope Resources, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, on [•], 2020, in connection with the Closing (as defined in the Merger Agreement) and as required by the Merger Agreement, the General Partner and the Initial Limited Partner desire to amend and restate the Existing Agreement in its entirety by entering into this Agreement (as hereinafter defined) to reflect, among other things, the issuance of the Opco Units to certain former unitholders of Pope Resources as contemplated by the Merger Agreement and the admission of such persons as Limited Partners; and

WHEREAS, for U.S. federal income tax purposes, from and after the Closing, the Partnership shall be treated as a continuation of the Pope Resources tax partnership consistent with the principles of Regulations Section 1.708-1(a).”

(e)    Section 2.1(e)(v) of the Merger Agreement shall be amended and restated in its entirety as follows:

“New Parent Opco Tax Protection Agreement. The tax protection agreement in favor of certain specified holders of New Parent Opco Units, substantially in the form attached hereto as Exhibit C as amended by Amendment No. 1 (the “New

Parent Opco Tax Protection Agreement”), shall become effective as of the LP Merger Effective Time.”

(f)    The form of tax protection agreement attached as Exhibit C to the Merger Agreement shall be amended as follows:

(i)    Each reference to “[Red] Operating Partnership LP” in such form of tax protection agreement shall be amended to refer to “Rayonier, L.P.”

(ii)    The Recitals in such form of tax protection agreement shall be amended and restated in its entirety as follows:

“WHEREAS, the General Partner, the Partnership, Pacific LP Merger Sub III, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Partnership (“Merger Sub 3”), Pope Resources, a Delaware limited partnership (“Pope Resources”), and certain of their respective Affiliates are parties to an Agreement and Plan of Merger, dated as of January 14, 2020, as amended by Amendment No. 1, dated as of April 1, 2020 (as it may be amended or supplemented, the “Merger Agreement”);

WHEREAS, the Merger Agreement contemplates that (i) Merger Sub 3 would merge with and into Pope Resources, with Pope Resources surviving the merger (the “LP Merger”); and (ii) in the LP Merger, the Partnership will issue units representing limited partnership interests (the “Opco Units”) to certain unitholders of Pope Resources, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, it is intended that, for U.S. federal income tax purposes, from and after the Closing, (i) the Partnership shall be treated as a continuation of the Pope Resources tax partnership, consistent with the principles of Treasury Regulations Section 1.708-1(a), including with respect to the receipt of Opco Units by certain unitholders of Pope Resources, and (ii) the General Partner shall be treated as contributing on the Closing Date (as defined in the Merger Agreement) all of its assets (other than the interests in Pope Resources it acquired directly from certain unitholders of Pope Resources in the taxable exchange) and all of its liabilities to Pope Resources in a transaction described in Section 721 of the Code;

WHEREAS, immediately prior to Closing, Pope Resources is the direct or indirect owner of certain property particularly described on Exhibit A attached hereto (the “Property”) that has unrealized built-in gain for U.S. federal income tax purposes;

WHEREAS, in consideration for entering into the Merger Agreement, the Parties desire to enter into this Agreement regarding certain tax matters as set forth herein; and

WHEREAS, the General Partner and the Partnership desire to evidence their agreement regarding amounts that may be payable to certain Protected Partners (as defined below) in the event of certain actions being taken by the Partnership regarding the disposition of the Property.”

(g)    Each reference to “Amended Parent Opco Limited Partnership Agreement” and “Parent Opco Tax Protection Agreement” in the Merger Agreement, including in the exhibit index therein, shall be replaced with “Amended New Parent Opco Limited Partnership Agreement” and “New Parent Opco Tax Protection Agreement,” respectively.

(h)    Section 3.1(d) of the Merger Agreement shall be amended and restated in its entirety as follows:

“(d)    Post-Closing Mergers.

(i) Immediately after the Mergers, and as an integral part of the Transactions, the Surviving MGP Entity shall merge with and into New Parent Opco, with New Parent Opco surviving such merger, and the Surviving EGP Entity shall merge with and into New Parent Opco, with New Parent Opco surviving such merger (collectively, the “Post-Closing Mergers”). As a result of the Post-Closing Mergers, New Parent Opco shall directly hold 100% of the general partnership interest in the Surviving Partnership Entity, and shall indirectly hold (through Parent Opco) 100% of the limited partnership interest in the Surviving Partnership Entity. Following the Post-Closing Mergers, the books and records of the Surviving Partnership Entity will be revised to reflect that New Parent Opco holds 100% of the general partnership interests of the Surviving Partnership Entity. Furthermore, as a result of the Post-Closing Mergers, New Parent Opco shall assume the obligations of the Surviving MGP Entity and the Surviving EGP Entity under this Agreement, including the obligations under Section 7.10 of this Agreement.”

(i)    Section 7.20 of the Merger Agreement shall be amended to delete clause (i) in its entirety and relabel clauses (ii) and (iii) as clauses (i) and (ii), respectively.

Section 2.4    References to New Parent Opco.

(a)    Each reference to “Parent Opco” shall be amended to refer to “New Parent Opco” for the following portions of the Merger Agreement: the last Recital of the Merger Agreement; Section 3.1(c)(iv); Section 3.4; Article VI (other than Sections 6.1(a), 6.5(i), the amended references in Section 6.5 contemplated by Section 2.6(c) of this Amendment No. 1 and the parenthetical statement in clause (ii) of Section 6.6); and Article VII; provided that the representations and warranties of New Parent Opco and New Parent Opco Holdings shall be made as of the date of this Amendment No. 1 and the covenants and obligations of New Parent Opco and New Parent Opco Holdings shall commence as of the date of this Amendment No. 1. Nothing in this Section 2.4 affects the inclusion of Parent Opco in the references to “Parties” and “Parent Entities” in the Merger Agreement.

(b)    A reference to “New Parent Opco” shall be included in the first sentence of Section 3.1(c) of the Merger Agreement following the reference to “Parent”.

(c)    The second sentence of Section 6.1 of the Merger Agreement shall be amended and restated in its entirety as follows:

“Section 6.1(a) of the Parent Disclosure Letter sets forth a true and complete list of Parent’s Subsidiaries (excluding New Parent Opco and New Parent Opco Holdings, each of which are direct or indirect wholly owned Subsidiaries of Parent);”

(d)    The last two sentences of Section 6.1 of the Merger Agreement shall be amended and restated in their entirety as follows:

“Parent has made available to the Partnership true and complete copies of the governing documents of Parent, Parent Opco, and, as of April 1, 2020, New Parent Opco and New Parent Opco Holdings, in each case as amended to the date of this Agreement or, with respect to New Parent Opco and New Parent Opco Holdings, April 1, 2020. All such governing documents of Parent, Parent Opco, and, as of and after April 1, 2020, New Parent Opco and New Parent Opco Holdings are in full force and effect, and Parent, Parent Opco and, as of and after April 1, 2020, New Parent Opco and New Parent Opco Holdings, as applicable, is not in material violation of the terms thereof.”

(e)    The parenthetical statement in clause (ii) of Section 6.6 of the Merger Agreement shall be amended and restated to state “(including the Parent Charter, the limited partnership agreement of New Parent Opco, the limited liability company agreement of New Parent Opco Holdings and the limited liability company agreement of Parent Opco).”

(f)    The parenthetical statement in the first sentence of Section 7.18(g) of the Merger Agreement shall be amended and restated to state “(including New Parent Opco and Parent Opco).”

(g)    A reference to “New Parent Opco” shall be included following each reference to “Parent” in the introductory paragraph of Section 4.2 of the Merger Agreement (other than clause (iii) therein) and Sections 4.2(a), 4.2(e) and 4.2(g) of the Merger Agreement.

Section 2.5    Changes to Proration Procedures if Cash Election is Oversubscribed.

(a)    Section 3.1(c)(i)(A) of the Merger Agreement shall be amended and restated in its entirety as follows:

“(A) Cash Election Consideration. For each Partnership Unit for which a Cash Election has been validly made and not revoked, but subject to the terms of Section 3.3 (collectively, the “Cash Election Units”), the right to receive $125.00 in cash; provided, however, that, if the Available Equity Amount exceeds the Aggregate Equity Election Amount, then, instead of being converted into the right to receive $125.00 in cash, then each Cash Election Unit shall be converted into the right to receive: (1) at the election of the holder as further described in Section 3.3(a), a number of newly issued shares of Parent Common Stock or a number of newly issued New Parent Opco Units equal to (x) the amount of the excess of the Available Equity Amount over the Aggregate Equity Election Amount, divided by (y) the number of Cash Election Units; and (2) an amount of cash equal to (x) the Available Cash Amount divided by (y) the number of Cash Election Units (the consideration described in this Section 3.1(c)(i)(A), the “Cash Election Consideration”).”

(b)    Section 3.3(a) of the Merger Agreement shall be amended and restated in its entirety as follows:

“(a) Elections. Each record holder of Partnership Units shall have the right to submit an Election Form prior to the Election Deadline (as defined herein) specifying (an “Election”) the number of Partnership Units, if any, held by such person that such person desires to have converted into the right to receive (i) the Cash Election Consideration (a “Cash Election”), (ii) the Stock Election Consideration (a “Stock Election”) or (iii) the Opco Election Consideration (an “Opco Election”). If a record holder shall have made a Cash Election with respect to any of its Partnership Units, such record holder shall also have the right to designate on such Election Form prior to the Election Deadline whether, in the event that the Available Equity Amount exceeds the Aggregate Equity Election Amount, each Cash Election Unit of such holder shall be converted into the right to receive (1) a combination of shares of Parent Common Stock and cash or (2) a combination of New Parent Opco Units and cash, in each case pursuant to the proviso of Section 3.1(c)(i)(A) of this Agreement (the “Proration Election”). Such a record holder may make a different Proration Election for each Cash Election Unit of such holder. If such a record holder shall not have made a valid Proration Election pursuant to the sentence immediately preceding the prior sentence and the Available Equity Amount exceeds the Aggregate Equity Election Amount, then each Cash Election Unit of such holder for which a valid Proration Election was not made shall be converted into the right to receive a combination of shares of Parent Common Stock and cash pursuant to the proviso of Section 3.1(c)(i)(A) of this Agreement. Holders of record of Partnership Units who hold such Partnership Units as nominees, trustees or in other representative capacities may submit a separate Election Form on or before the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Partnership Units.”

Section 2.6    Changes to Tax Matters.

(a)    Clause (c) of the last Recital to the Merger Agreement shall be amended to replace “and certain of its liabilities to the Partnership” with “and all of its liabilities to the Partnership” immediately after “assets (other than the interests in the Partnership it acquired directly from holders of Partnership Units in the taxable exchange)”.

(b)    Clause (b)(iii) of Section 3.4(i) of the Merger Agreement shall be amended to replace “and certain of its liabilities to the Partnership” with “and all of its liabilities to the Partnership” immediately after “assets (other than the interests in the Partnership it acquired directly from holders of Partnership Units in the taxable exchange described in clause (ii) above).”

(c)    Each reference to “Parent, Parent Opco” in Section 6.5 of the Merger Agreement shall be amended to “Parent, New Parent Opco, and Parent Opco.”

(d)    Section 4.2(h) and Section 6.5(i) of the Merger Agreement shall be amended to include New Parent Opco and New Parent Opco Holdings.

Section 2.7    Consents. Pursuant to Section 4.1 of the Merger Agreement, effective as of March 29, 2020, Parent hereby consents to the approval and adoption of, and entry into, the amendment to the Existing Partnership Agreement in the form attached hereto as Exhibit A.

ARTICLE III.

MISCELLANEOUS

Section 3.1    No Further Amendment. Except as expressly amended hereby, all of the terms, conditions, and provisions of the Merger Agreement shall remain in full force and effect. This Amendment shall not be deemed to be an amendment to any other term or condition of the Merger Agreement or any of the documents referred to therein. From and after the date of this Amendment No. 1, all references in the Merger Agreement to the “Agreement” shall mean the Merger Agreement as amended by this Amendment No. 1.

Section 3.2    Other. Sections 10.2, 10.3, 10.4, 10.8, 10.9 and 10.10 are incorporated herein by reference, mutatis mutandis.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and delivered as of the date first above written.

RAYONIER INC.

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President and Chief Executive Officer

RAYONIER OPERATING COMPANY LLC

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President

RAYONIER OPERATING COMPANY HOLDINGS, LLC By: Rayonier Inc., its sole member and manager

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President and Chief Executive Officer

RAYONIER, L.P. By: Rayonier Inc., its general partner

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President and Chief Executive Officer

PACIFIC GP MERGER SUB I, LLC

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President

PACIFIC GP MERGER SUB II, LLC

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President

PACIFIC LP MERGER SUB III, LLC

By:	/s/ David L. Nunes
Name:	David L. Nunes
Title:	President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

POPE RESOURCES By: Pope MGP, Inc. its managing general partner

By:	/s/ Thomas M. Ringo
Name:	Thomas M. Ringo
Title:	President and Chief Executive Officer

POPE MGP, INC.

By:	/s/ Thomas M. Ringo
Name:	Thomas M. Ringo
Title:	President and Chief Executive Officer

POPE EGP, INC.

By:	/s/ Thomas M. Ringo
Name:	Thomas M. Ringo
Title:	President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]